Exhibit 99.1
Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 7

Supplemental Schedule
Schedule H - Part IV, Line 4i - Schedule of Assets
(Held at End of Year), December 31, 2006	8

Report of Independent Registered Public Accounting Firm

To the Audit Committee
Matrix Bancorp, Inc. 401(k) Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of Matrix Bancorp, Inc. 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Matrix Bancorp, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP
Denver, Colorado
June 29, 2007

McGladrey & Pullen, LLP is an independent member firm of RSM International, an affiliation of separate and independent legal entities.

Matrix Bancorp, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

ASSETS

Investments	$9,650,651	$9,177,313

Receivables:
Participant contributions	34,982	41,163
Employer contributions	17,869	123,171
Total receivables	52,851	164,334

Total assets	9,703,502	9,341,647

LIABILITIES

Excess contributions	75,308	82,513
Other liabilities	9,939	36,355
Total liabilities	85,247	118,868

NET ASSETS AVAILABLE FOR BENEFITS	$9,618,255	$9,222,779

See Notes to Financial Statements.

Matrix Bancorp, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits
December 31, 2006

2006

Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$1,124,472
Interest and dividends	124,216
Contributions:
Participants	970,912
Employer	402,197
Amounts rolled over from other plans	424,159
Total additions	3,045,956

Deductions from net assets attributable to:
Benefits paid to Participants	2,646,855
Service charges	3,625
Total deductions	2,650,480

Net increase	395,476

Net assets available for benefits:
Beginning of year	9,222,779
End of year	$9,618,255

See Notes to Financial Statements.

Matrix Bancorp, Inc. 401(k) Plan Notes to Financial Statements

Note 1.	Plan Description

The following description of the Matrix Bancorp, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General and eligibility: The Plan is a defined contribution plan covering substantially all employees of United Western Bancorp, Inc. and subsidiaries (the Company and Plan Sponsor) who have attained age 21. On October 1, 2005, the Plan was amended to change the eligibility for employees from age 18 to 21. All participating employees prior to the change were grandfathered in. The Company acts as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions and investment options: Participants may elect to contribute an amount of their compensation not to exceed a maximum allowed by federal regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution equal to 50% of the Participant’s elective deferral contribution, not to exceed 6% of the Participant’s eligible compensation. The Company also may make discretionary contributions to the Plan. No discretionary contributions were made in 2006 or 2005. Upon enrollment in the Plan, a Participant may direct employee and employer contributions in any of the investment options offered by the Plan. Participants may change their investment options at any time.

Based upon discriminatory testing required by the IRS, certain Plan Participants have contributed amounts in excess of nondiscriminatory limits for the plan years ended December 31, 2006 and 2005. These amounts, $75,308 and $82,513, are reflected as excess contributions payable as of December 31, 2006 and 2005, respectively.

Participant accounts: Each Participant’s account is credited with the Participant’s rollover contribution, Participant’s elective deferral contribution, the Company matching contribution and discretionary contributions, if any, and allocation of Plan earnings or losses thereon, service charges and forfeitures. Allocations are based on Participant earnings or account balances, as defined in the Plan. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting: Participants are immediately vested in their elective salary deferral contributions plus earnings thereon. Employer contributions vest at a rate of 20% per year after one year of service with full vesting after five years of credited service. In the event of Plan termination, death, attainment of normal retirement age or permanent or total disability, Participants will become 100% vested in their account balances.

Payment of benefits: Withdrawals from the Plan may be made by a Participant or beneficiary upon termination of employment, retirement, disability, death or termination of the Plan. The vested balance of a Participant’s account will be distributed to the Participant or beneficiaries in a lump sum or rollover into another qualified plan.

Matrix Bancorp, Inc. 401(k) Plan Notes to Financial Statements

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance. The Plan document states the maximum term of the loan is five years from the date of the loan, unless such loan is used to acquire a dwelling unit which, within a reasonable time (determined at the time the loan is made), will be used as the principal residence of the Participant. The loans are secured by the balance in the Participant’s account and accrue interest at a fixed rate commensurate with rates currently charged by commercial lenders as determined by the Plan Sponsor. Interest rates ranged from 5.00% to 9.25% and 5.00% to 8.25% at December 31, 2006 and 2005, respectively. Principal and interest are payable through semimonthly payroll deductions.

Forfeitures: Forfeitures, as defined by the Plan, are first made available to reinstate previously forfeited account balances of former Participants who were reemployed by the Company before a one-year break in service occurs. On October 1, 2005, the Plan was amended to change how remaining forfeitures, if any, are allocated. Prior to October 1, 2005, remaining forfeitures, if any, were allocated to eligible employees’ accounts in the same proportion that each employee’s compensation for the year bears to the total compensation of all employees for the year. Effective October 1, 2005, remaining forfeitures, if any, are allocated to reduce future Company matching contributions. At December 31, 2006, forfeitures to be used as future Company matching contributions are approximately $82,000 and forfeitures to be allocated to eligible Participants’ accounts are approximately $31,000.

Note 2.	Summary of Significant Accounting Policies

Basis of accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

Investment valuation and income recognition: The Plan’s investments are stated at fair value. Cash and cash equivalents are valued at cost, which approximates fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year-end. The US Bank Stable Asset Fund is comprised of investment contracts valued at contract value as estimated by the trustee. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide And Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements. The fair value of Participant loans receivable was determined to be equal to the unpaid principal balance. Investment transactions are recorded on a trade date basis. Gains and losses on sales of investments are determined using the average-cost method. Interest is recorded when earned. Dividends are recorded on the ex-dividend date.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Payment of benefits: Benefits are recorded when paid.

Matrix Bancorp, Inc. 401(k) Plan Notes to Financial Statements

Note 3.	Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses of the Plan are paid directly by the Company.

Note 4.	Investments and Related Party-in-Interest Transactions

Effective July 1, 2006, the Plan allows Participants to direct their account balance in a collective trust of which the underlying assets is common stock of the Company. At December 31, 2006, there are $230,567 of Plan assets invested in the United Western Bancorp Stock Fund.

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2006	2005

American Beacon Balanced Fund	$725,719	$549,887
Allegiant Multi-Factor Sm Cap Val I	920,341	*
(CI) Amanda Small Cap Value	*	1,043,276
First American Mid Cap Growth Opp Fund Y	876,461	778,222
Goldman Sachs Mid Cap Value Fund	1,528,704	1,413,757
The Managers Special Equity Fund	580,049	638,571
American Funds Wash Mutual Inv	*	1,171,514
T. Rowe Price Blue Chip Growth	702,695	626,205
UMB Scout Worldwide Fund	1,588,126	1,565,677
Vanguard Intermediate Team	*	500,833
First American Large Cap Value Fund Y	1,084,210	*

* Balance less than 5% of Plan assets.

During the year ended December 31, 2006 the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Net Appreciation in Fair Value

Mutual Funds	$1,112,829
Common / collective trusts	11,643
$1,124,472

Matrix Bancorp, Inc. 401(k) Plan Notes to Financial Statements

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, all of the Participants affected would immediately become fully vested in their accounts at the date of termination.

Note 6.	Tax Status

The Plan received its latest determination letter on March 17, 2004, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, in the opinion of the plan administrator, the Plan and its underlying trust are designed and are currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

Note 7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 8.	Related-Party Transactions

Certain Plan investments are common / collective trusts managed by US Bank. US Bank is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Note 9.	Subsequent Event

Effective January 1, 2007 the Plan was amended. The Plan name was changed to United Western Bancorp, Inc. 401(k) Plan, to conform to the new name of the Plan sponsor. Certain provisions in the Plan were changed including vesting. Effective January 1, 2007, Participants vest in Employer contributions as follows: 20% after one year of vesting service, 40% after two years of vesting service and 100% after three or more years of vesting service.

Matrix Bancorp, Inc. 401(k) Plan Notes to Financial Statements

Matrix Bancorp, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)
December 31, 2006

	2006
	Number of Shares/Units	Fair Value
Description

Mutual funds:
American Beacon Balanced Fund	47,808	$725,719
Allegiant Multi-Factor Sm Cap Val I	49,295	920,341
First American Mid Cap Growth Opp Fund Y	21,419	876,461
Goldman Sachs Mid Cap Value Fund	39,288	1,528,704
The Managers Special Equity Fund	6,992	580,049
First American Prime Obligations Fund Y	54,225	54,225
T. Rowe Price Blue Chip Growth	19,667	702,695
UMB Scout Worldwide Fund	48,626	1,588,126
Vanguard Intermediate Term	41,983	408,073
Templeton Global Bond Fund A	5,107	56,435
T. Rowe Price Real Estate Fund	9,387	237,765
First American Large Cap Value Fund Y	51,311	1,084,210
Common / Collective Trusts:
* US Bank Stable Asset Fund	10,448	373,216
* United Western Bancorp Stock Fund	26,838	230,567
		9,366,586

Cash and cash equivalents		9,939

* Participant loans, maturities through October 2034; interest rates range from 5.00% to 9.25%		274,126
		$9,650,651

* Represents a party-in-interest.